RULE 424(B)(3)
                                      REGISTRATION STATEMENT
                                               NO. 333-10661

PROSPECTUS

                    ICN PHARMACEUTICALS, INC.

                5,000,000 SHARES OF COMMON STOCK

     This Prospectus relates to 5,000,000 shares (the "Shares") of Common Stock, $ .01 par value, including associated Preferred Stock Purchase Rights (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "ICN"), that may from time to time be sold by the Company.

     The Common Stock is listed on the New York Stock Exchange
("NYSE") under the symbol "ICN." On December 20, 1996, the closing sale price per share, as reported by the NYSE, was $19.75.

     The Shares may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution". Shares may also be issued to third parties in connection with business combination transactions. To the extent a Prospectus Supplement is required, if agents of the Company or any dealers or underwriters are involved in the sale of Shares in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Shares and the net proceeds to the Company from such sales also will be set forth in any such applicable Prospectus Supplement.

     AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH
DEGREE OF RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS
PROSPECTUS.

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     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this Prospectus is December 23, 1996.


                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copies obtained (at prescribed rates) at the public reference facilities maintained by the Commission in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York at 7 World Trade Center 13th Floor, New York, New York 10048 and in Chicago at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained (at prescribed rates), by writing to the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material is also available through
the Commission's Web site (http://www.sec.gov).   In addition,
such material may also be inspected at the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the Commission's rules and regulations. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission as described above.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following reports and documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference as of their respective dates:

     1.   Annual Report on Form 10-K for the fiscal year ended
          December 31, 1995 as amended by Form 10-K/A-1, dated
          April 29, 1996.

     2. Quarterly Report on Form 10-Q for the three months ended March 31, 1996.

     3.   Quarterly Report on Form 10-Q for the six months ended
          June 30, 1996.

     4.   Quarterly Report on Form 10-Q for the nine months ended
          September 30, 1996..

     5.   The description of the Common Stock and associated
          Preferred Stock Purchase Rights contained in the
          Registration Statement on Form 8-A, dated November 10,
          1994.

     6.   Form 8-K dated October 28, 1996.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares pursuant to this Prospectus (this "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.


     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE REPORTS AND DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS OR DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DAVID C. WATT, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY, ICN PHARMACEUTICALS, INC., 3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626. TELEPHONE INQUIRIES MAY BE DIRECTED TO DAVID C. WATT AT
(714) 545-0100.


                           THE COMPANY

     On November 1, 1994, the stockholders of ICN
Pharmaceuticals, Inc. ("Old ICN"), SPI Pharmaceuticals, Inc. ("SPI"), Viratek, Inc. ("Viratek"), and ICN Biomedicals, Inc. ("Biomedicals") (collectively, the "Predecessor Companies") approved the combination of the Predecessor Companies ("the Merger"). On November 10, 1994, SPI, Old ICN and Viratek merged into ICN Merger Corp., and Biomedicals merged into ICN Subsidiary Corp., a wholly-owned subsidiary of ICN Merger Corp. In conjunction with the Merger, ICN Merger Corp. was renamed ICN Pharmaceuticals, Inc. For accounting purposes, SPI is the acquiring company and as a result, the Company reports the historical financial data of SPI in its financial results. Subsequent to the Merger, the results of the Company include the combined operations of all Predecessor Companies.

     ICN is a multinational research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, nutrition, research and diagnostic products. The Company pursues a strategy of international expansion which includes (i) research and development of proprietary products with the potential to be significant contributors to the Company's global operations; (ii) penetration of major pharmaceutical markets by means of targeted acquisitions; and
(iii) expansion in these major markets through the development or acquisition of pharmaceutical products that meet the particular needs of each market.

     The Company distributes and sells a broad range of prescription and over-the-counter pharmaceutical and nutritional products in over 60 countries worldwide, primarily in North America, Latin America, Western Europe and Eastern Europe. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, myasthenia gravis, cancer, cardiovascular disease, diabetes and psychiatric disorders. The Company's leading product is the broad spectrum antiviral agent ribavirin, which is marketed in the United States, Canada and most of Europe under the trade name Virazole[Registered Trademark]. Virazole[Registered Trademark] is currently approved for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus ("RSV"), herpes simplex, influenza, chicken pox, hepatitis and HIV. In the United States, Virazole[Registered Trademark] is approved only for use in hospitalized infants and young children with severe lower respiratory infections due to RSV.

     The Company believes it has substantial opportunities to realize growth from its internally developed compounds. These compounds are the result of significant investments in its research and development activities related to nucleic acids conducted over three decades. The Company believes that the approval of Virazole[Registered Trademark] for the treatment of chronic hepatitis C would be important to the Company because of the potential size of the chronic hepatitis C market both in the United States and abroad. On June 1, 1994, a New Drug Application ("NDA") was filed with the United States Food and Drug Administration (the "FDA") for the use of Virazole[Registered Trademark] for the treatment of chronic hepatitis C in the United States. Similar applications for approval to market Virazole[Registered Trademark] for chronic hepatitis C were filed in the European Union, Canada, Sweden, Norway, Finland, Australia and New Zealand. Following the submission of the NDA, the FDA raised serious questions regarding the safety and efficacy of Virazole[Registered Trademark]. Similar questions were raised by foreign reviewers.
Subsequently, the Company withdrew its NDA for Virazole[Registered Trademark] and the applications for Virazole[Registered Trademark] submitted in other world markets. On July 28, 1995, the Company entered into an agreement (described below) with a subsidiary of Schering-Plough Corporation (collectively with such subsidiary, "Schering") to license ribavirin (Virazole[Registered Trademark]) as a treatment for chronic hepatitis C in combination with Schering's alpha interferon (the "Combination Therapy"). The FDA subsequently approved a protocol for the testing of the Combination Therapy, and Schering is currently conducting Phase III clinical trials of the Combination Therapy. To obtain FDA approval of Virazole[Registered Trademark] for use in Combination Therapy, the Company and Schering must demonstrate that Combination Therapy is safer and more effective in treating chronic hepatitis C than alpha interferon alone. Schering is also testing the Combination Therapy pursuant to protocols approved by the European Union. The Company continues to believe that Virazole[Registered Trademark] has potential in the treatment of hepatitis C in Combination Therapy and is taking all steps necessary to capitalize on its full potential. See "Risk Factors -- No Assurance of Successful Development and Commercialization of Future Products."

     Pursuant to an Exclusive License and Supply Agreement (the "License Agreement") with Schering, the company licensed ribavirin to Schering for use in Combination Therapy. The License Agreement provided the Company an initial non-refundable payment by Schering of $23,000,000, and future royalty payments to the Company for marketing of ribavirin, including certain minimum royalty rates. Schering will have exclusive marketing rights for ribavirin for hepatitis C worldwide, except that the Company will retain the right to co-market the drug in the countries of the European Union. In addition, Schering will purchase up to $42,000,000 in Common Stock upon the achievement of certain regulatory milestones. Under the License Agreement, Schering will be responsible for all clinical developments worldwide.

     The Company believes it is positioned to expand its presence in the pharmaceutical markets in Eastern Europe. In 1991, a 75% interest was acquired in Galenika Pharmaceuticals, a large drug manufacturer and distributor in Yugoslavia. Galenika Pharmaceuticals was subsequently renamed ICN Galenika ("Galenika"). This acquisition added new products and significantly expanded the sales volume of the Company. With the investment in Galenika Pharmaceuticals, the Company became one of the first Western pharmaceutical companies to establish a direct investment in Eastern Europe. Galenika continues to be a significant part of the Company's operations although its sales and profitability have, at times, been substantially diminished, owing principally to the imposition of sanctions on Yugoslavia by the United Nations. However, the United Nations Security Council adopted a resolution that, in December 1995, suspended and, in October 1996, lifted economic sanctions imposed on the Federal Republic of Yugoslavia since May of 1992. The suspension of economic sanctions has enabled Galenika to resume exporting certain of its product lines to Russia, other Eastern Europe Markets, Africa, the Middle East and the Far East. Additionally, during 1995 and 1996, in pursuing its Eastern Europe expansion strategy, the Company made several additional investments in companies based in the region. See "Risk Factors -- Risk of Operations in Eastern Europe, Russia and China."

     In addition to its pharmaceutical operations, the Company also develops, manufacturers and sells a broad range of research chemical products, diagnostic reagents and radiation monitoring services. The Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs.

     The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, California 92626. The telephone number at such address is (714) 545-0100.


                          RISK FACTORS

     An investment in the Shares involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. Prospective purchasers of the Shares should be fully aware of the risk factors set forth herein. This Prospectus contains or incorporates statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and in the documents incorporated by reference and include statements regarding, among other matters, the Company's growth opportunities, the Company's acquisition strategy, regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of the Company's products and other factors affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward looking known and unknown statements. Such factors include the various risk factors described below.


     DEPENDENCE ON FOREIGN OPERATIONS

     Approximately 75% and 78% of the Company's net sales for 1995 and the nine months ended September 30, 1996, respectively, were generated from operations outside the United States. The Company operates directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable.


     RISK OF OPERATIONS IN YUGOSLAVIA

     Galenika represents a material part of the Company's business. Approximately 46% and 45% of the Company's net sales for 1995 and the nine months ended September 30, 1996, respectively, were from Galenika. In addition, approximately 39% and 57% of the Company's operating income for 1995 and the nine months ended September 30, 1996, respectively, were from Galenika. The current political and economic circumstances in Yugoslavia create certain business risks particular to that country. Between May 1992 and December 1995, Yugoslavia operated under sanctions imposed by the United Nations which had severely limited the ability to import raw materials for manufacturing and had prohibited all exports. While the sanctions were suspended in December 1995 and lifted in October 1996, certain risks such as hyperinflation, currency devaluations, wage and price controls and potential government action could continue to have a material adverse effect on the Company's results of operations.

     Galenika operates in a highly inflationary economy and uses the dollar as the functional currency rather than the Yugoslavian dinar. Before the enactment of an economic stabilization program in January 1994, the rate of inflation in Yugoslavia was over 1 billion percent per year. The rate of inflation was dramatically reduced when, on January 24, 1994, the Yugoslavian government enacted a "Stabilization Program" designed to strengthen its currency. Throughout 1994, this program was successful in reducing inflation to approximately 5% per year, increasing the availability of hard currency, stabilizing the exchange rate of the dinar, and improving the overall economy in Yugoslavia.

     Throughout 1995, the effectiveness of the stabilization program weakened and Galenika began experiencing a decline in the availability of hard currency in Yugoslavia. Additionally, inflation levels accelerated to an approximate annual rate of 90% by the end of the year and on November 24, 1995, the dinar devalued from a rate of 1.4 dinars per U.S. $1 to a rate of 4.7 dinars per U.S. $1.

     During the first nine months of 1996, the trend toward a weakening economy continued. The rate of inflation increased to an approximate annual rate of 120% and the availability of hard currency declined along with shortages of local currency. The suspension of United Nations sanctions at the beginning of the year provides economic opportunities for Yugoslavia; however, the realization of the benefits from the suspension will be dependent on the implementation of economic reform in Yugoslavia that includes increased privatization. Galenika maintains an approximate 50% market share of the pharmaceutical business in Yugoslavia. With 81% of Galenika sales arising from government or government-sponsored entities, Galenika is economically dependent on the Yugoslavian government. Additionally, Galenika is subject to credit risk in that 56% of its September 30, 1996, domestic accounts receivables and 67% of its year-to-date sales are with three major customers.

     The future profitability of Galenika is heavily dependent upon the overall business climate in Yugoslavia, the political stability of the Yugoslavian government and the ability of the government to fund health care spending.

     The net monetary asset position of Galenika has risen to $103,000,000 as of September 30, 1996 from $7,396,000 at December
31, 1995. This net monetary asset position would be subject to foreign exchange losses if a devaluation of the dinar were to occur. The increase in the net monetary asset position is primarily attributed to increases in accounts receivable resulting from increased sales and the lengthening of the collection period resulting from the lack of availability of dinars in Yugoslavia. Additionally, the amount of net monetary exposure at December 31, 1995 reflects the impact of a November 24, 1995 devaluation and the Company's efforts to minimize its monetary exposure preceding the November 1995 devaluation.

     The potential loss arising from a devaluation will depend on the size of the devaluation and the amount of the net monetary asset position at the time of the devaluation. A devaluation could result in a material adverse charge to the results of operations of the Company.

     The timing and the size of a devaluation are strongly influenced by the amount of inflation and length of time from the last devaluation. Since the last devaluation of November 24, 1995, the overall level of inflation has been at an annual rate of 120%. As time and inflation continue, the risk of devaluation increases. The Company is unable to predict when a devaluation will occur.

     Galenika is subject to price controls in Yugoslavia. The size and frequency of government-approved price increases are influenced by local inflation, devaluations, cost of imported raw materials and demand for Galenika products. During 1995 and through September 30, 1996, Galenika received fewer price increases than in the past due to lower relative levels of inflation. As inflation increases, the size and frequency of price controls are expected to increase. Price increases obtained by Galenika are based on economic events preceding such an increase and not on expectations of ongoing inflation. A lag in approved price increases could reduce the gross margins that Galenika receives on its products. Although the Company expects that Galenika will limit sales of products that have poor margins until an acceptable price increase is received, the impact of an inability to obtain adequate price increases in the future could have an adverse impact on the Company as a result of declining gross profit margins or declining sales in an effort to maintain existing gross margin levels.


     RISK OF OPERATIONS IN EASTERN EUROPE, RUSSIA AND CHINA

     The Company has an approximately $17 million investment in Russia through its 90% interest in the Russian pharmaceutical company Oktyabr, which investment was initially made in 1995. In May 1996, the Company purchased a 40% investment in a U.S. company which has a 51% interest in a joint venture with a joint stock company in Kazakhstan to convert a former Soviet scientific production complex in Kazakhstan into a pharmaceutical manufacturing and distribution plant. It is anticipated that the Company's investment in the joint venture, including its investment in the U.S. company, will be approximately $3 million. In June 1996, the Company acquired an approximately 88% interest in Lekstredstva, a Russian pharmaceutical company, and intends to make additional purchases from existing Lekstredstva stockholders to increase its interest to 95%. It is estimated that the aggregate investment in Lekstredstva will cost approximately $6.3 million. From July 1996 through the date of this Prospectus, the Company acquired a 65% interest in Polypharm, a Russian pharmaceutical company, for approximately $1.3 million. In October 1996, the Company acquired a 50.02% interest in Alkaloida Chemical Co. ("Alkaloida"), a Hungarian state-owned pharmaceutical company. As required under the terms of the acquisition agreement, the Company made initial payments of approximately $9.1 million for this interest, with an additional payment of up to approximately $12.3 million (including approximately $624,000 which will be used to offer to repurchase shares from employees of Alkaloida) due in January 1997, at which time the Company will receive an additional 10.79% interest in Alkaloida (13.24% assuming full acceptance of the offer to repurchase shares from Alkaloida employees). In September 1996, a subsidiary of the Company entered into a joint venture agreement with Jiangsu Wuxi Pharmaceutical Corporation ("Wuxi"), a Chinese state-owned pharmaceutical corporation to establish a limited liability company, which will require a $24 million investment by the Company over three years. The Company is also considering several other strategic acquisitions and investments in Eastern Europe. Although the Company believes that investment in Russia, Eastern Europe and China offers access to growing markets, the economic, political and regulatory conditions in such countries are unstable, which could have a significant adverse effect upon the business and operations of the Company.


     NO ASSURANCE OF SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION
     OF FUTURE PRODUCTS

     The Company's future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations of or indications for current products. The Company is engaged in an active research and development program involving compounds owned by the Company or licensed from others which the Company may, in the future, desire to develop commercially. There can be no assurance that the Company will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. In addition, the Company may require financing over the next several years to fund costs of development and acquisitions of new products and, if Virazole[Registered Trademark] is approved for treatment of chronic hepatitis C in Combination Therapy (for which there can be no assurance), to expand the production and marketing of Virazole[Registered Trademark] in the countries of the European Union, where the Company has retained marketing rights under the License Agreement. It may be desirable or necessary for the Company to enter into licensing arrangements with other pharmaceutical companies in order to market effectively any new products or new indications for existing products such as the License Agreement with Schering for the marketing of Virazole[Registered Trademark] for Combination Therapy (if approved). There can be no assurance that the Company will be successful in raising such additional capital or entering into such marketing arrangements, if required, or that such capital will be raised, or such marketing arrangements will be, on terms favorable to the Company.


     LIMITED PATENT PROTECTION

     The Company may be dependent on the protection afforded by its patents relating to Virazole[Registered Trademark] and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in 1999 relating to the use of Virazole[Registered Trademark] to treat specified human viral diseases. If future development of Virazole[Registered Trademark] in Combination Therapy is successful and approval is granted in the United States, an additional award of exclusivity will be granted of up to three years from date of approval (Waxman-Hatch Act); however, there can be no assurance that such development will be successful or that such approval will be obtained. While the Company has patents in certain foreign countries covering the use of Virazole[Registered Trademark] in the treatment of certain diseases, which coverage and expiration varies and which patents expire at various times through 2006, the Company has no, or limited, patent rights with respect to Virazole[Registered Trademark] and/or its use in certain foreign countries where Virazole[Registered Trademark] is currently, or in the future may be, approved for commercial sale, including France, Germany and Great Britain. However, the Company and Schering intend to file applications for approval of Combination Therapy through a centralized procedure in the European Union (which includes France, Germany and Great Britain). If such approval is granted (of which approval no assurance can be given), the Company and Schering would be afforded either six or ten years (depending upon the particular country) of protection for the Combination Therapy against competition . There can be no assurance that the loss of the Company's patent rights with respect to Virazole[Registered Trademark] upon expiration of the Company's patent rights in the United States, Europe and elsewhere will not result in competition from other drug manufacturers or will not otherwise have a significant adverse effect upon the business and operations of the Company.

     As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products which it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value or as to the breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company's know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products.

     Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries.


     UNCERTAIN IMPACT OF ACQUISITION PLANS

     The Company intends aggressively to continue its strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations.
Should the Company complete any material acquisition, the Company's success or failure in integrating the operations of the acquired company may have a material impact on the future growth or success of the Company. Since some or all of these potential acquisitions may be affected with the issuance of Common Stock by the Company to the sellers of the businesses being acquired or financed with the issuance of Common Stock or securities convertible into Common Stock, the interest of existing stockholders in the Company may be diluted (which dilution may be material depending on the size and the number of acquisitions consummated). Subject to sufficient authorized and unissued shares of Common Stock being available, no stockholder approval of any acquisition transaction would be required unless the number of shares of Common Stock issued by the Company in connection with the transaction (or series of related transactions) were to exceed 20% of the then outstanding shares of Common Stock.


     POTENTIAL LITIGATION EXPOSURE

     ICN is a defendant in various lawsuits including certain consolidated class action lawsuits alleging, among other things, violations of federal securities laws. The plaintiffs in these lawsuits allege that ICN made, or aided and abetted other defendants in making, misrepresentations of material facts and omitted to state material facts concerning the business, financial condition and future prospects of the Company, primarily concerning developments regarding Virazole[Registered Trademark], including statements made in the 1980's concerning the efficacy and safety of the drug and the market for the drug in the treatment of AIDS and AIDS related diseases, and statements made in 1994 and 1995 concerning the Company's NDA for the use of Virazole[Registered Trademark] for the treatment of chronic hepatitis C (the "Hepatitis C NDA"). See "Recent Developments."

     The Commission is conducting a private investigation (the "Commission Investigation") with respect to certain matters pertaining to the status and disposition of the Hepatitis C NDA, including whether, during the period from June 1994 through February 1995, the Company, persons or entities associated with it and others (including Mr. Milan Panic, Chairman, President and Chief Executive Officer of the Company), in the offer and sale or in connection with the purchase and sale of Common Stock, engaged in possible violations of federal securities laws, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the Hepatitis C NDA; or (iii) conveyed material, non-public information concerning the status and disposition of the Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company is cooperating with the Commission in its investigation.

     The Company has received a Subpoena (the "Subpoena") from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company and Milan Panic are subjects of the investigation and are cooperating with the production of documents pursuant to the Subpoena.


     DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its management, including Milan Panic, its Chairman, President and Chief Executive Officer. The loss of their services could have a material adverse effect on the Company. The Company cannot predict what effect, if any, the Commission's Investigation and the Subpoena may have on Mr. Panic's ability to continue to devote services on a full time basis to the Company. See " -- Potential Litigation Exposure" above.


     POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF INSURANCE

     The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from the Company's products. The Company generally self-insures against potential product liability exposure with respect to its marketed products, including Virazole[Registered Trademark]. While to date no material adverse claim for personal injury resulting from allegedly defective products, including Virazole[Registered Trademark], has been successfully maintained against the Company or any of its predecessors, a substantial claim, if successful, could have a material adverse effect on the Company.


     GOVERNMENT REGULATION

     FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans in such respective jurisdictions. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by the Company for any application or of existing drugs or compounds for new applications will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful.

     The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay the Company from obtaining future regulatory approvals.

     The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. To date, the Company has been affected by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which have created lower sales in U.S. dollars and reductions in gross profit. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.


     COMPETITION

     The Company operates in a highly competitive environment. The Company's competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. Others may succeed in developing products that are more effective than those marketed or proposed for development by the Company. Progress by other researchers in areas similar to those being explored by the Company may result in further competitive challenges. In early 1996, MedImmune, Inc. began marketing in the United States RespiGam[Registered Trademark], a prophylactic drug for the treatment of RSV. The Company is aware of several other ongoing research and development programs which are attempting to develop new prophylactic and therapeutic products for treatment of RSV. Although the Company will follow publicly disclosed developments in this field, on the basis of currently available data, it is unable to evaluate whether RespiGam[Registered Trademark] or the other technology being developed in these programs poses a threat to the Company's current market position in the treatment of RSV or its revenue streams. In addition, a number of companies and researchers are engaged in developmental efforts for the treatment of Hepatitis C, including through the use of protease inhibitors. The Company may also face increased competition from manufacturers of generic pharmaceutical products when certain of the patents covering certain of its currently marketed products expire.


     EFFECT OF CONVERSION OF THE SERIES B PREFERRED STOCK

     The exact number of shares of Common Stock issuable upon conversion of all of or as dividends on the 50,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") of the Company outstanding as of the date hereof hereby will vary inversely with the market price of the Common Stock. The holders of Common Stock may be materially diluted by conversion of the Series B Preferred Stock depending on the future market price of the Common Stock and the discount rate applied to determine the number of shares of Common Stock issuable upon conversion. On December 20, 1996, the last reported sales price of the Common Stock on the NYSE was $19.75 per share. If such market price were used to determine the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock and using the discount rate of 3% applicable on the date hereof, 5% effective on January 9, 1997 and 9% effective on and after April 9, 1997, the Company would issue a total of approximately 2,609,944, 2,664,890 and 2,782,028 shares of Common Stock, respectively, if all shares of the Series B Preferred Stock were converted on such date. To the extent the average market price of the Common Stock for the five trading day period prior to conversion is lower or higher than $19.75, the Company would issue more or fewer shares of Common Stock than reflected in such estimate, and such difference could be material. In addition, the discount rate that applies in calculating the number of shares of Common Stock issuable upon conversion is subject to further increases under certain circumstances. Any increases in the discount rate will result in more shares of Common Stock being issuable upon conversion. The terms of the Series B Preferred Stock limit the amount thereof that may be converted by the holders during the first year after issuance, except in certain limited circumstances.


                         USE OF PROCEEDS

     The net proceeds to be received from the sale of the Shares offered hereby will be used for general corporate purposes, including possible acquisitions of the capital stock or assets of other companies, retirement of short-term or long-term indebtedness, or for such other uses as may be set forth in a Prospectus Supplement. To the extent Shares are issued to third parties in connection with business combination transactions, the Company would not receive cash proceeds but would receive assets or stock of third parties in exchange for such Shares.


                      PLAN OF DISTRIBUTION

     The Company may sell Shares to or through underwriters or dealers, directly to other purchasers, or through agents. Shares may also be issued to third parties in connection with business combination transactions. To the extent a Prospectus Supplement is required, the Prospectus Supplement with respect to the Shares will set forth the terms of the offering of the Shares, including the name or names of any underwriters, dealers or agents, the price of the offered Shares and the net proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Shares may be listed.

     If underwriters are used in the sale, the Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriters or underwriters with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriters or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Shares if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If a dealer is utilized in the sale of any Shares in respect of which this Prospectus is delivered, the Company will sell such Shares to the dealer, as principal. The dealer may then resell such Shares to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in any required Prospectus Supplement relating thereto.

     Shares may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. To the extent a Prospectus Supplement is required, any agent involved in the offer or sale of the Shares will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto.

     In connection with the sale of the Shares, underwriters or agents may receive compensation from the Company or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Shares by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in any required Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Shares from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in any required Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Any underwriters to whom Shares are sold by the Company for public offering and sale may make a market in such Shares, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Shares.

     Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.


                          LEGAL MATTERS

     The legality of the Shares offered hereby will be passed upon for the Company by David C. Watt, Executive Vice President, General Counsel and Corporate Secretary of the Company. As of December 20, 1996, Mr. Watt beneficially owned 100,332 shares of Common Stock, including 98,337 shares which he has the right to acquire upon the exercise of currently exercisable stock options.


                 INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets as of December 31, 1995 and 1994, and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been included herein in reliance on the report, which includes, as it relates to 1994 and 1993, an emphasis of matter paragraph related to certain transactions between affiliates, of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended September 30, 1996, June 30, 1996 and 1995, and March 31, 1996 and 1995, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended September 30, 1996, June 30, 1996 and March 31, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part, that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT, IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.